 Exhibit 99.1

CIBC Announces Senior Executive Leadership Changes

TORONTO, Aug. 12, 2025 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced senior leadership appointments to its Group Executive Leadership Team that will position the bank for the future and further accelerate the execution of its client-focused strategy as Harry Culham assumes the role of President and CEO, November 1, 2025.

"Across CIBC, we are accelerating our momentum by delivering on our client-focused strategy and by fostering a purpose-led, connected culture, which starts with our leadership team and extends to every corner of our bank," said Mr. Culham. "Our strategic investments and our people have enabled our growth, and the changes we're announcing today will help position us for the future. Each of these leaders brings exceptional experience, a proven track record of performance and exemplifies our purpose-led and collaborative culture."

  Christian Exshaw will be appointed Senior Executive Vice-President and Group Head, Capital Markets. In this role, he will have accountability for Capital Markets globally. He was appointed to an expanded role as Deputy Head of Capital Markets in 2024, leading CIBC's Global Markets, Global Corporate and Global Investment Banking teams.

  "From his early days on the trading floor to his many years in key leadership roles across Capital Markets, Christian is known for his clear focus on our clients, execution, innovation and bringing a growth mindset to our bank," said Mr. Culham.
  Kevin Li will be appointed Senior Executive Vice-President and Group Head, U.S. Region; President and CEO, CIBC Bank USA. He is currently Managing Director and Head, Global Investment Banking, and was previously Head of CIBC in Europe, and has held various senior roles in Canada. He first joined CIBC in 1994 and has been based in Chicago since 2018.

  "Kevin has consistently brought a strong client focus and disciplined approach to growing our business across borders," said Mr. Culham. "Drawing on his deep relationships in the U.S., Canada and Europe, he will provide exceptional leadership for our U.S. team."
  Christina Kramer will be appointed Senior Executive Vice-President and Chief Administrative Officer (CAO), CIBC. She will continue to lead CIBC's Technology, Infrastructure and Innovation group, and adds accountability for Corporate Governance, Client Complaints, Environment, Social and Governance (ESG), as well as CAO teams across the enterprise.

  "A trusted leader, Christina brings tremendous leadership and deep experience, drawing on strategic and operational capabilities that have served our bank well over the course of her career," said Mr. Culham.
  Hratch Panossian, Senior Executive Vice-President and Group Head, Personal and Business Banking, continues in his current role and will expand his mandate to include contact centres and client marketing.

  "Under Hratch's leadership, our retail bank has continued to build strong momentum," said Mr. Culham. "His strategic perspective, client-centred approach, and commitment to innovation, modernization and digitization are enabling our team to attract new clients to our bank, deepen relationships and grow our Personal and Business Banking franchise."
  Susan Rimmer, Senior Executive Vice-President and Group Head, Commercial Banking and Wealth Management, continues in her current role leading this strategic business unit in Canada and will add oversight of CIBC Caribbean.

  "Susan exemplifies our client-focused, highly connected approach to serving our clients," said Mr. Culham. "Under her leadership our team in the Caribbean will further our momentum in deepening client relationships and building connectivity across our bank."
  Amy South will be appointed Executive Vice-President, Office of the CEO and Chief of Staff. Her responsibilities will include the Strategic Client Office, Government Relations, CIBC's Economics group and oversight of CIBC Mellon.

  "Amy is a proven leader with extensive experience, and she will continue to play an important role in enabling our connectivity and building strong client relationships across our bank," said Mr. Culham.
  Stephen Scholtz will be appointed Global Chief Legal Officer. He was most recently General Counsel, Canada. Stephen has held progressively more senior roles in Legal during his almost 20-year career with CIBC, as well as at leading legal firms prior to joining the bank.

  "Stephen is a respected leader on our team, and he is well positioned to take on the leadership of our legal affairs globally," said Mr. Culham. "His expertise across various facets of legal and wise counsel will be an asset as he steps into his new role."

Alongside these leaders, the following executives will continue in their roles as part of our Group Executive Leadership Team, providing further continuity and strong execution of our client-focused strategy:

  Frank Guse, Senior Executive Vice-President and Chief Risk Officer
  Robert Sedran, Senior Executive Vice-President and Chief Financial Officer and Enterprise Strategy
  Sandy Sharman, Senior Executive Vice-President and Group Head, People, Culture and Brand

In addition to today's appointments, the following leaders will be retiring from CIBC:

  Shawn Beber, Senior Executive Vice-President and Group Head, U.S. Region; President and CEO, CIBC Bank USA, will retire from the bank after 23 years on July 1, 2026, and will be appointed as Special Advisor on November 1, 2025 to ensure a smooth leadership transition. Prior to his current role, he served as Chief Risk Officer, and previously held senior roles with CIBC including General Counsel, head of Strategy and Corporate Development, and head of U.S. Capital Markets.

  "During his tenure, Shawn has brought deep expertise and knowledge of both financial services and our bank," said Mr. Culham. "He has been instrumental in our progress in the U.S., ensuring that we have a strong, diversified cross-border platform and a disciplined, risk controlled approach to growing the business."
  Kikelomo Lawal, Executive Vice-President and Chief Legal Officer will retire from CIBC. In her role, she oversaw Legal, Corporate Governance, Client Complaints, Government Relations as well as leading the development of the bank's enterprise ESG strategy.

  "Kikelomo is an accomplished leader and legal professional, and she has been instrumental in building and embedding sustainability into our operations, which will help guide our efforts for years to come," said Mr. Culham.

"We have a strong, highly connected and purpose-led team that is focused on making client ambitions real and executing our strategy every day," said Mr. Culham. "Building on the continuity and depth of our leadership team, I'm looking forward to working closely with each of these senior leaders in their new and expanded roles, as well as our entire leadership team as we further our momentum. I would also like to recognize and thank Jon Hountalas, Vice-Chair, North American Banking, who announced his retirement earlier this year after 15 years with CIBC and 40 years in Financial Services, for his many contributions to our bank and his deep commitment to our clients."

"On behalf of our entire CIBC team, I want to recognize Victor for his continued strong leadership throughout the transition," added Mr. Culham. "Together, we've had the opportunity to engage directly with clients, our team, investors, and members of the community in every market we operate in. The continuity he has provided and the collective focus we see in our experienced leadership team has been integral to a smooth transition, and will serve as a strong foundation as we go forward."

About CIBC
CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html

View original content to download multimedia:https://www.prnewswire.com/news-releases/cibc-announces-senior-executive-leadership-changes-302527642.html

SOURCE CIBC

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2025/12/c2844.html

%CIK: 0001045520

For further information: For further information: Tom Wallis, CIBC Communications & Public Affairs, 416-980-4048 or tom.wallis@cibc.com

CO: CIBC

CNW 07:27e 12-AUG-25